EX-99.(d)(ii)

Addendum to Management Agreement between
Lord Abbett Trust I
and
Lord, Abbett & Co. LLC
Dated: September 23, 2020 (the “Agreement”)

Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Trust I, on behalf of the Lord Abbett Mid Cap Innovation Growth Fund (referred to in this Addendum as the “Fund”), do hereby agree that, effective as of the Fund’s commencement of operations, the annual management fee rate for the Fund with respect to paragraph 2 of the Agreement (the “Agreement”) shall be as follows:

0.65% on the first $1 billion of average daily net assets;

0.63% on the next $3 billion of average daily net assets;

0.60% on the next $1 billion of average daily net assets; and

0.58% on the Fund’s average daily net assets over $5 billion.

For purposes of Section 15 (a) of the Investment Company Act of 1940, as amended, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

Lord Abbett Trust I

By:	/s/ John T. Fitzgerald
John T. Fitzgerald
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Member and General Counsel